SEC
Mail Processing
Section

MAR 01 2018

Washington DC
415

18005133

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69501

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Opus Financial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19900 MacArthur Boulevard, 12th Floor
(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher I. Mates (949) 325-6801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

550 South Hope Street	Los Angeles	California	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

DB

OATH OR AFFIRMATION

I, Christopher I. Mates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Opus Financial Partners, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Compliance Officer & FINOP

Title

See attached California Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 27 day of February, 2018, by Christopher I. Mates, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

RACHELLE A. GOBER
Notary Public – California
Orange County
Commission # 2200390
My Comm. Expires Jun 5, 2021

(Seal) Signature Rachelle A. Gober

OPUS FINANCIAL PARTNERS, LLC
(A Wholly Owned Subsidiary of Opus Bank)

Balance Sheet

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

OPUS FINANCIAL PARTNERS, LLC
(A Wholly Owned Subsidiary of Opus Bank)

Table of Contents
December 31, 2017

Report of Independent Registered Public Accounting Firm	1
Balance Sheet	2
Notes to Balance Sheet	3

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
Opus Financial Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Opus Financial Partners, LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

KPMG LLP

February 27, 2018

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

OPUS FINANCIAL PARTNERS, LLC
(A Wholly Owned Subsidiary of Opus Bank)

Balance Sheet
December 31, 2017

Assets:	
Cash	$ 6,621,927
Equity warrants, at fair value	904,154
Premises and equipment	
(Net of accumulated depreciation of $3,250)	3,250
Other assets	32,180
Total assets	$ 7,561,511
Liabilities and Member's Equity:	
Liabilities:	
Incentive compensation liability on equity warrants	$ 194,464
Accrued compensation	251,685
Accrued professional services	112,567
Deferred revenue	80,417
Other	2,502
Total liabilities	641,635
Member's equity:	
Member's contribution	8,353,591
Accumulated deficit	(1,433,715)
Total member's equity	6,919,876
Total liabilities and member's equity	$ 7,561,511

See accompanying notes to the balance sheet.

OPUS FINANCIAL PARTNERS, LLC
(A Wholly Owned Subsidiary of Opus Bank)

Notes to Balance Sheet

(1) Organization and Nature of Business

Opus Financial Partners, LLC, (the "Company"), was formed on June 13, 2014 under the State of Delaware law as a single member Limited Liability Company and is a wholly owned subsidiary of Opus Bank ("Parent"). On January 6, 2015, the Company became registered as a broker-dealer with the Securities and Exchange Commission and as a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation. The Company provides advice and support for mergers and acquisitions, debt and equity capital raising, and general financial advisory and restructuring services for lower middle-market and middle-market companies.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934, relating to the determination of reserve requirements, because it does not maintain customer accounts or take possession of customer securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's balance sheet has been prepared in accordance with generally accepted accounting principles ("GAAP") on the accrual basis and to conform to practices within the Company's industry.

(b) Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates. Estimates may change as new information is obtained.

(c) Cash

The Company maintains cash in a noninterest bearing bank account held with a federally-insured bank that is independent of the Company and the Parent. Balances maintained at the bank can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result there is a concentration of credit risk related to amounts in excess of FDIC coverage.

(d) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation calculated on a straight-line basis over the estimated useful lives of the assets, which is generally five years.

(e) Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are disclosed in accordance with a three level hierarchy (i.e. Level 1, Level 2, and Level 3) established under Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*. The Company uses valuation techniques in determining the fair value of assets and liabilities based on assumptions that market participants would use in the most advantageous primary market.

The fair value of equity warrants is determined at grant date and then reassessed quarterly thereafter. A Black-Scholes option pricing model was used to determine the fair value as of December 31, 2017.

(f) ***Equity Warrants***

The Company may receive equity warrants as part of the consideration for advisory service engagements. Equity warrants are reported at fair value on the balance sheet.

(g) ***Impact of Recently Issued Accounting Pronouncements***

ASU 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*. ASU 2016-08 was issued to improve the operability and understandability of the implementation guidance on principal versus agent considerations. When another party is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (that is, the entity is an agent). Such determination dictates the manner in which revenue is recognized. Additionally, ASU 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing,* was issued to clarify two aspects of Topic 606; identifying performance obligations and the licensing implementation guidance. Both ASU 2016-08 and ASU 2016-10 correspond to ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which was originally issued to establish a principles-based approach to recognizing revenue. For non-public business entities, this update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The Company has adopted this guidance on January 1, 2018 for purposes of the financial statements as of December 31, 2017. The guidance is applicable to the Company's advisory fees and certain reimbursable expenses within advisory service engagement agreements between the Company and the client.

The Company's advisory fees include transaction fees and retainer fees. Transaction fees represent the majority of the Company's advisory fees and are currently recognized upon completion of the advisory transaction which represents the Company's final performance obligation. Given that transaction fees have historically been recognized upon completion of all performance obligations, the adoption of ASC 606 did not result in any adjustments to our financial statements. Retainer fees are billed at the onset of an engagement and are generally non refundable. Under previous guidance, retainer fees were deferred and recognized based on time elapsed in proportion to the contract period, which was generally the shorter of one year or when the advisory transaction was completed. Under the updated guidance in ASC 606, retainer fees will be deferred and recognized as revenue at the earlier of (1) when the Company has completed the advisory transaction which represents the final performance obligation (2) at the end of the final contract period. In adopting this guidance, the Company recorded a cumulative adjustment to retained earnings of $74,583 for retainer fees on advisory service engagements that were not completed as of the adoption date.

With regard to the accounting treatment of reimbursable expenses associated with the Company's advisory service engagements, such amounts were not recorded to earnings on a gross basis under previous guidance. Based upon the guidance in ASC 606, reimbursable expenses represent additional transaction price in the contracts to provide advisory services, and are required to be recorded as revenue, gross of the amounts recognized as expenses. Adoption of this guidance did not result in a cumulative adjustment to retained earnings.

(3) Net Capital Requirements

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day. At December 31, 2017 the Company's net capital of $5,980,292 exceeded the minimum net capital requirement by $5,937,516 and the Company's ratio of aggregate indebtedness $641,635 to net capital was 0.11:1 which is less than the 15:1 ceiling required.

(4) Equity Warrants

In connection with the advisory service engagements, the Company has received equity warrants as part of the consideration received for the services performed. As of December 31, 2017 the Company's equity warrant assets totaled $904,154.

The Company and the Parent have entered into an incentive compensation agreement with a designated registered representative of the Company. The incentive compensation agreement includes terms that entitle the registered representative to a portion of the revenue generated from the Company, including equity warrants that are received as consideration for the advisory service engagements. For any equity warrants that qualify for allocation to the registered representative under the terms of the incentive compensation agreement, an incentive compensation liability that represents the portion of the equity warrants that are allocated to the registered representative of the Company is recorded. The liability is subsequently adjusted for changes in fair value of the associated warrants. As of December 31, 2017, the Company's incentive compensation liability on equity warrants totaled $194,464.

(5) Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs and assumptions used in the determination of fair value are classified in the fair value hierarchy as follows:

Level 1 - Quoted market prices in an active market for identical assets and liabilities.

Level 2 - Quoted market prices for similar instruments in an active market; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuation inputs of which are observable and can be corroborated by market data.

Level 3 - Unobservable inputs and assumptions that are supported by little or no market activity and that are significant to the fair value of the asset and liability.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The following table presents assets and liabilities that are measured at fair value on a recurring basis by fair value hierarchy at the dates indicated. The Company has no assets or liabilities measured at fair value on a nonrecurring basis at December 31, 2017.

	Fair value measurements on recurring basis			
	Quotes Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2017
Assets:				
Equity warrant assets	$ —	$ —	$ 904,154	$ 904,154
Total assets	$ —	$ —	$ 904,154	$ 904,154

There were no transfers between Level 1, Level 2, and Level 3 during the year ended December 31, 2017.

The fair value of the equity warrants are determined using a market approach with Black-Scholes option pricing model. Key assumptions used in determining the fair value include the exercise price of the warrants, valuation of the underlying entity's outstanding stock, expected term, risk-free interest rate, and price volatility.

The fair values of the equity warrants are dependent on the fair value of the underlying companies. Changes in the valuation as well as the volatility of the underlying companies will materially impact the fair value of the equity warrants.

The following table presents information about the significant unobservable inputs used for the Company's Level 3 fair value measurements at December 31, 2017.

	Valuation Technique	Significant Unobservable Inputs	Weighted Average
Equity warrants	Black-Scholes option pricing model	- Volatility	52.02%
		- Risk-free interest rate	2.13%

(6) Related Party Transactions

The Company and its Parent have entered into an expense sharing agreement that confirms the process by which direct and indirect expenses are allocated and recognized between the respective entities. Direct expenses generally include costs that are directly identifiable to the operation of the Company while indirect expenses include an overhead allocation from the Parent that covers the amount of general and administrative costs allocated to the Company. There were no receivables or payables associated with the Parent as of December 31, 2017.

(7) Premises and Equipment

Premises and equipment consist of the following as of December 31, 2017:

		2017
Computer software	$	6,500
Less: Accumulated depreciation		(3,250)
Premises and equipment, net of accumulated depreciation	$	3,250

(8) Income Taxes

The Company was formed as a single member limited liability company and therefore classified as a disregarded entity for federal and state income tax purposes. Income and expenses generated from the Company are reported on the income tax returns of the Parent. The Company is not required to reimburse the Parent for income taxes and there is no tax-sharing agreement between the Company and the Parent. Management of the Company and the Parent have no intention of changing these terms. The Company is subject to income tax examinations by major tax authorities. As of December 31, 2017, all tax years from commencement of the Company's operations remain open for examination. The Company has concluded that there are no material uncertain tax positions and has not recorded a liability for uncertain tax positions as of December 31, 2017. In the event that the Company had uncertain tax positions, we would recognize accrued interest and penalties, as appropriate, related to unrecognized income tax expenses or benefits in income tax expense.

(9) Subsequent Events

The Company has evaluated all material subsequent events after December 31, 2017 through February 27, 2018, the date the financial statement was issued, and determined that there are no other items to disclose.

OPUS FINANCIAL PARTNERS, LLC
(A Wholly Owned Subsidiary of Opus Bank)

Exemption Report

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
Opus Financial Partners, LLC:

We have reviewed management's statements, included in the accompanying Opus Financial Partners, LLC Exemption Report (the Exemption Report), in which (1) Opus Financial Partners LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 27, 2018

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

Exemption Report under rule 17a-5

OPUS FINANCIAL PARTNERS, LLC
EXEMPTION REPORT

Opus Financial Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from January 1, 2016 through December 31, 2017 without exception.

I, Christopher Mates, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Opus Financial Partners, LLC (CRD 172146)

BY: ______________________

Christopher I. Mates
Chief Compliance Officer and FINOP

Date: February 27, 2018